Exhibit 3.1

CERTIFICATE OF AMENDMENT

to the

CERTIFICATE OF INCORPORATION

of

AMESITE INC.

AMESITE INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

FIRST: The name of the Corporation is Amesite Inc. The Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on September 18, 2020 ( the “Certificate of Incorporation”).

SECOND: ARTICLE IV of the Corporation’s Certificate of Incorporation shall be amended by inserting Subsection “(C)” at the end of such section which shall read as follows:

C. Reverse Stock Split. As of 4:01 p.m. Eastern Time on February 21, 2023 (the “Effective Time”) of this Certificate of Amendment pursuant to the Section 242 of the General Corporation Law of the State of Delaware, each twelve (12) shares of the Corporation’s common stock, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable shares of common stock, par value of  $0.0001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “reverse stock split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of such reverse stock split.

THIRD: The stockholders of the Corporation have duly approved the foregoing amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 17th day of February, 2023.

AMESITE INC.

By:	/s/ Ann Marie Sastry
Name:	Ann Marie Sastry, Ph.D.
Title:	Chief Executive Officer